LAWLER & ASSOCIATES

a professional law corporation

1530 - 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. Scott Lawler, Esq.

   Admitted in California

April 27, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Elaine Wolff – Branch Chief

Re:

PANOSHAN MARKETING CORP

Amendment No. 5 to Registration Statement on Form F-1

Filed April 27, 2005

Registration No. 333-118576

Dear Ms. Wolff:

This letter provides responses to your comment letter regarding the above-referenced filing. Emission Differentials Ltd. has filed Amendment No. 5 to its registration statement on Form F-1, which has been revised in accordance with your comment letter, as indicated by each response below.

Please find enclosed herewith three (3) courtesy, clean copies of Amendment No. 5 as well as three (3) marked copies of Amendment No. 5 which tracks the changes made since the filing of Amendment No.4.

General

Comment

1. We have reviewed your response to Comment No. 1 from our last comment letter regarding whether or Puroil’s activities require registration as a broker/dealer under Section 15(a) of the Securities Exchange Act of 1934. We have forwarded your response to the Division of Market Regulation and will notify you if we have additional questions.

Response

Noted.

Comment

2. We have reviewed your response to Comment No. 2 from our last comment letter regarding whether Puroil is an investment company as such term is defined under the Investment Company Act of 1940. We have forwarded your response to the Division of Investment Management and will notify you if we have any additional questions.

Response

Noted.

Comment

3. Please advise us as to the correct address for Panoshan Marketing Corp. Our previous letter was returned with a note stating that Panoshan was not at the address listed. In this connection, we note that Paracorp Inc. is listed as your agent for service. Please supplmentally tell us whether you have any other relationship with Paracorp. Further, please revise the signature page to have your authorized representative in the United States sign the registration statement as required by the Instructions to the Form F-1.

Response

The address for Panoshan Marketing Corp. is correct.

Panoshan does not have any relationship with Paracorp other than Paracorp serves as Panoshan’s agent for service of process. Paracorp specializes in this type of service, as well as providing assistance in filing documents with the office of the Secretary of State (or similar authorities) in various states throughout the U.S.

I have recently established an office in California and re-commence practicing from California since March 23, 2005. Therefore, as U.S. securities counsel for Panoshan, I have signed the registration statement as the authorized representative of Panoshan in the United States.

Comment

4. We note your disclosure throughout the registration statement that, instead of common shares and warrants, Puroil is distributing “units” that include common shares and warrants to purchase common shares. We note, however, that the facing page of the registration statement registers only common shares and warrants, not “units”. If you intend to register the units as well as the underlying securities, please revise to include them in the “Calculation of Registration Fee” section. Since your current disclosure focuses on shareholder’s ability to resell these units for $0.10 per share, the units themselves must be registered.

Response

As discussed via telephone on April 22, 2005, we have noted on the cover page by footnote that the securities being registered are in the form of Units and that the transactions being registered are the distribution and resale of the units.

Comment

5.  Because all of the recipients of the securities in the distribution are underwriters, the securities they receive will not be freely transferable, and could typically be resold only by using the prospectus or a subsequent prospectus. With a view toward disclosure, describe the steps you will take to ensure that transfers by these underwriters will only be made by means of registered transfers or upon demonstration of the availability of exemption to the satisfaction of the issuer. For example, will a legend be printed on the certificates delivered to the holders or will stop transfer instructions he provided to the transfer agent? What steps have or will be taken to ensure that subsequent transfers by the underwriters will comply with the registration requirements of the Securities Act? What measures has the issuer taken to ensure that the underwriters comply with the prospectus delivery requirements?

Response

Panoshan suggests placing a legend on the certificates representing the Units that reads as follows:

Panoshan has made arrangements with it transfer agent that following the distribution of the units to the Puroil shareholders, that no resale of the units by such shareholders shall take place without compliance with the prospectus delivery requirements of the Securities Act of 1933. Moreover, upon the distribution if the units to the Puroil shareholders, no certificates representing the units, the shares of common stock, or the warrants will be issued by the transfer agent.  Only upon completion of the prospect delivery requirements by the selling shareholders (i.e. the Puroil shareholders) and the sale of the units held by a selling shareholder shall any certificates be issued and delivered to the buyer.

Comment

6. We note from your response to prior comment 8 that the negotiations regarding the allocation of units among the common stockholders and the preferred stockholders was arms length because the persons with whom the negotiations were conducted were not preferred stockholders at the time of the negotiations. However, we reissue our comment in light of the fact that these persons became the preferred stockholders upon agreement as to the allocation of units in the distribution. Further we note that amongst the preferred stockholders are your Secretary, Treasurer and CFO who also a board member.

Response

This argument makes no sense – since the preferred stockholders did not become preferred stockholders until they purchased the preferred stock, then any negotiations leading up to the purchase could not be deemed arm’s length because after the negotiations, they purchased the stock. That is akin to saying that if an investor offered to purchase from an issuer such number of shares of common stock that would, upon issuance, represent more than 50% of the outstanding shares of the issuer, then upon issuance, since the investor is now holding more than 50% of the outstanding shares, the transaction could not have been made at arm’s length. Therefore, no transaction which would result in someone becoming an affiliate could be deemed to be done on an arm’s length basis because they became an affiliate as a result of the transaction.

Since they were not affiliated with the company prior to receiving their shares, the transaction with the preferred stockholders was, at that time, done on an arm’s length basis.

Cover Page

Comment

7. We note your statement that you intend to apply to have your common share quoted on the NASD Over-the-Counter Bulletin Board. Please reconcile with the fact that you are registering the resale of your units rather than the common stock.

Response

We do not understand why a reconciliation is required. As discussed, both the Units and the shares of common stock and the shares underlying the warrant.  Panoshan hopes that an application for the common stock will be made through a market maker. Once the Units have been distributed and resold by the shareholders of Puroil, the holders can sell the shares either on the OTC/BB (if the application is approved) or in private transactions; they can also exercise the Warrants or sell them privately if they wish.

Summary Financial Information page 3

Comment

8. We reviewed your response to comment 12 and reissue the original comment. In your next amendment, update your summary financial information to include any interim periods for which financial statements are presented, notwithstanding the fact that those financial statements may not be required under Item 8.A.5. Of Form 20-F. Refer to Item 3.A.1. of Form 20-F.

Response

The summary financial information has been update to include information from the financial statements as of September 30, 2004, which are included in the registration statement.

Capitalization and Indebtedness page 3

Comment

9. In your next amendment, update your statement of capitalization and indebtedness to be as of date no earlier than 60 days from the date of your filing. Refer to Item 3.B. of Form 20-F.

Response

We have updated the statement of capitalization and indebtedness to February 28, 2005, as requested by this comment.

Risk Factors

Our business may not generate sufficient revenues and profits to cover expected expenditures in the foreseeable future. Additional funds may be needed and may not be available under reasonable terms, or at all.

Comment

10. We note your disclosure that, following the effectiveness of this registration statement, you anticipate spending up to $20,000 per month on developing your business plan. In light of your existing cash and lack of revenues, it is not clear how you intend to fund these expenditures. Please revise here and in the MD&A section to discuss how you intend to fund your capital needs once the registration statement goes effective.

Response

The amount of “$20,000” was a typographical error; it should have read “an amount less than $2,000 per month.”

We have corrected this error. In light of this, source of funding these expenditures should not be an issue as Panoshan will have $30,000 in its bank account after paying for the costs of this offering.

Other companies are already engaged in our proposed business and we expect that more companies may enter this market in the future as the potential becomes evident, which may make it difficult for us to compete or survive.

Comment

11. We have reviewed your revisions in response to comment No.17 form our previous comment letter and we reissue the comment. Please revise this risk factor discussion to identify the market in which you compete. For example, are you discussing products that compete with PC Weasel, or are you discussing potential competitors that may market the PC Weasel or similar products. In connection with this, it is not clear what you mean by your statement that more companies may enter this market “as the potential business becomes evident.”

Response

We have revised the referenced risk factor and also deleted the phrase quote at the end of this comment.

Determination of Offering Price

Comment

12. We note your statement that if all the 5.4 million shares of common stock offered for resale were sold at $0.10, the selling shareholders would receive $540,000 rather than $60,000 in initial capital that was provided for Panoshan. Please revise in light of your revised disclosure regarding the registration of units.

Response

We have made the revision noted by this comment.

Selling Shareholders

Comment

13. Please identify any selling shareholders that are broker/dealers or affiliates of broker/dealers.

Response

We have added a statement that Panoshan to the best of its knowledge none of the selling shareholders are broker/dealers or affiliates of broker/dealers.

Plan of Distribution

Comment

14. We note your statement that management of Panoshan will control 70 percent of your issued and outstanding common stock following the distribution. Please revise to reconcile your disclosure that SRI will own the 70 percent of Panoshan and Mr. Levine owns 40% of SRI.

Response

We have made the changes noted by this comment.

Description of Securities

Comment

15. Please revise to include a discussion of the units being registered for resale.

Response

We have added a brief discussion of the Units. However, since the Units are made up of shares of the common stock and the warrants, it does not seem that much disclosure can be made regarding the Units without be repetitive of information provided elsewhere in the document, which is not helpful to the reader. Therefore the discussion has been kept brief and refers the readers to the descriptions regarding the common stock and warrants found in this section.

Interest of Named Experts and Counsel

Comment

16. Please revise the initial sentence to clarify that you have received a legality opinion from counsel, not that you will receive one.

Response

We have made the revision noted by this comment.

Description of Business

Comment

17. We refer to your discussion of the survey conducted by your President “to analyze the current market for the PC Weasel.” Since the survey was sent solely to prior purchasers, not potential purchasers, of the product, it is not clear how this survey helped analyze the market for the product. Please revise.

Response

We have made some revisions to this discussion to clarify the purpose of the survey.

Management’s Discussion and Analysis or Plan of Operation

Comment

18.  Please discuss your capital requirements for the next twelve months. Specifically, we note your disclosure elsewhere in the prospectus, that once the registration statement is brought effective you anticipate up to $20,000 per month in expenditures. Please disclose this and discuss how you intend to satisfy these capital needs.

Response

As noted in response to comment #10, the monthly expenses are expected to be less than $2,000 per month. Base d on this fact and the amount of cash that Panoshan has, no discussion is needed regarding how Panoshan will satisfy its monthly cash needs.

Comment

19. We note your revisions in response to Comment No. 38 from our previous comment letter. Please disclose whether you have made any efforts to identify channel distributors.

Response

We have added the disclosure requested by this comment.

Certain Relationships and Related Transactions

Comment

20.  We note the last line under the table listing the preferred stockholders states that the total Class C Preferred consists of 26.8%. Please reconcile with the sentence immediately preceding the table that states that indicates that the table lists all preferred stockholders.

Response

We have made the revisions noted by this comment.

Exhibits

Legality Opinion

Comment

21. Please have counsel revise its opinion to make clear that the opinion relates to a registration statement that has been filed with the Commission, rather than a registration statement “to be filed” with the commission.

Response

Comment

22.  Please tell us how counsel believes it can provide the opinion in connection with the offering in light of the statement that counsel has not reviewed the registration statement. Please advise or revise.

Response

Comment

23.   Please have counsel revise the opinion to opine that the warrants are binding obligations of the company.

Response

Counsel has made the revision noted by this comment.

Comment

24.  Please have counsel revise the opinion to include an opinion with respect to the units.

Response

Counsel has revised the opinion to include an opinion with respect to the units.

Comment

25.   We note that the opinion is dated February 12, 2005. Please be advised that the opinion should be updated so that it speaks as of a date immediately prior to the desired effective date.

Response

Comment

26.  We note that counsel relied upon a Certificate of Status dated October 12, 2004, relating to the fact that the company was duly incorporated and in good standing. Please have counsel revise its opinion to include a more recent date.

Response

Counsel has revised the opinion as noted by this comment.

Comment

27. Please have counsel remove the qualification found in the second-to-last paragraph that limits the ability of anybody but the company from relying upon the opinion.

Shareholders and subsequent purchasers of the securities being registered should be able to rely upon the opinion.

Response

Counsel has revised the opinion as noted by this comment.

We will be filing a request for the effective date of this registration statement to be May 9, 2005. If you have any reason to expect that this registration statement cannot be effective as of such date, please contact me immediately.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.